

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 30, 2009

Via U.S. mail and facsimile

Looi Lee Hwa
General Counsel and Company Secretary
Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D
Street 2, Singapore 738406

> **Re: Chartered Semiconductor Manufacturing Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-27811**

Dear Mr. Hwa:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3.D. Risk Factors

Temasek controls our company and its interests may conflict…, page 14

1.   In your future filings, please expand your risk factor to also indicate, if true, that the Minister for Finance (Incorporated), through Temasek as your largest and majority shareholder, may have interests that are different from those of your

other shareholders, such as job creation and industry development within Singapore, etc., and that those interests may not necessarily be compatible with the increasing net income available to shareholders, shareholders' equity, or with the initiation or increase of future dividends.

Item 5. Operating and Financial Review and Prospects

Executive Overview, page 35

2.   We note from your Consolidated Statements of Cash Flows that your payments for property, plant and equipment (i.e., your capital expenditures), plus your payments for technology licenses have exceeded your net cash provided by operating activities in each of the last three fiscal years. In addition, we note from your Selected Financial Data on page 4 that your total long-term obligations and convertible redeemable preference shares have increased from $960.66 million in 2004 to approximately $2.0 billion in 2008. As such, it would appear that the financing of your capital expenditures, which appear to be required in order to maintain pace with the rapidly increasing technological complexity in your industry, has historically been dependent upon your ability to increase your borrowings and to issue shares of preferred stock. Given your disclosure on page 36 that "increasing the technological complexity of devices [you] manufacture does not necessarily lead to increased profitability because the higher selling prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices," please revise the Executive Overview in your applicable future filings to add management's assessment of the factors and trends that are anticipated to have a material effect on the company's financial condition and results of operations and cash provided by operating activities in future periods and the actions management currently is taking in response to those factors and trends. For example, please address how management assesses the company's current level of indebtedness, its ability to make necessary capital expenditures given the company's current level of indebtedness, interest payments, cash provided by operations, and current industry trends, and discuss and analyze how those factors and trends will affect the company's financial condition and results of operations. Please refer to Item 5 of Form 20-F

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Celia Soehner at (202) 551-3463 or me at (202) 551-3635 if you have questions regarding these comments.

Sincerely,

Tim Buchmiller
Senior Attorney